

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 26, 2023

Humphrey P. Polanen
Chief Executive Officer
Deep Medicine Acquisition Corp.
595 Madison Avenue, 12th Floor
New York, NY 10017

> **Re: Deep Medicine Acquisition Corp.**
> **Preliminary Proxy on Schedule 14A**
> **Filed December 15, 2023**
> **File No. 001-40970**

Dear Humphrey P. Polanen:

　　We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Lijia Sanchez